OGE Energy Corp.	PO Box 321
Oklahoma City, Oklahoma 73101-0321
405-553-3000
www.oge.com

December 20, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Ellie Quarles

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	OGE Energy Corp.
Definitive 14A
Filed March 30, 2007
File No. 1-12579

Dear Ms. Quarles:

Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in your letter dated December 6, 2007, with respect to the definitive proxy statement of OGE Energy Corp. (the “Company”) filed on March 30, 2007. Capitalized terms used in this letter without definition have the meanings specified in the proxy statement. For your convenience, we have repeated below in bold the Staff’s comments immediately prior to the responses of the Company.

Compensation Discussion and Analysis, page 16

1.

We note your response to comment 2 in our letter dated August 21, 2007 and we reissue that comment. Please identify the components of the Towers Perrin 2005 Energy Services Industry Executive Compensation Database and the General Industry Survey Group survey.

Response:

The Company respectfully asserts that the names of the individual companies in the two databases that it utilized for compensation purposes are not material to an understanding of the Company’s compensation of its named executive officers and, therefore, are not required to be disclosed. Item 402(b)(2) states, “While the material information to be disclosed under Compensation Discussion and Analysis will vary depending upon the facts and circumstances, examples of such information may include, among other things, the following: “. . . (xiv) whether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies).”

Accordingly, the identity of the component companies is not a mandatory disclosure, but rather is disclosable to the extent deemed material by the Company. As explained in the Company’s response in its letter dated September 20, 2007, the Company considered salaries and annual and long-term incentive awards at the 50th percentile of the Towers Perrin 2005 Energy Services Industry Executive Compensation Database (the “Energy Services Group”) and the General Industry Survey Group. As explained in the fourth paragraph on page 16 of the proxy statement, there were about 900 companies in those groups, consisting of approximately 94 companies in the Energy Services Group “many of which have significant utility operations” and more than 800 companies in “general industry.”

The Company believes the identity of the individual companies in the survey groups is not material. Instead, the important information is the broad nature of the compensation data provided, which is highlighted by the large number of companies included – over 900. The Company also disclosed on page 16 of the proxy statement that the compensation data from the surveys was size-adjusted so that it was more comparable to the size of the Company’s revenues. This information is much more relevant to a shareholder than a listing of all 900 companies in the Company’s proxy statement, which the Company respectfully submits is of little, if any, value to shareholders. Nevertheless, in response to the Staff’s comment, the Company will provide in future proxy statements a more detailed description of the companies comprising both the Energy Services Group and the General Industry Services Group to the extent either or both groups continue to be used by the Compensation Committee.

2.

We note your response to comment 5 in our letter dated August 21, 2007 and we reissue that comment. Please provide us with an analysis as to whether you believe it is appropriate to omit the 2007 targets because disclosure of those targets would result in competitive harm or such disclosure is not material to an understanding of the 2006 compensation disclosure.

Response:

The Company believes that the disclosure of the 2007 targets is not material to an understanding of the 2006 compensation disclosure. The Company’s 2007 proxy statement obviously discusses 2006 compensation. It discloses on pages 18 and 19 the 2006 annual incentive awards, the 2006 annual targets, the level of performance of the 2006 annual targets and the 2006 payouts based on such performance. These last three items are presented in a chart on page 19 of the proxy statement. On pages 19 and 20, the proxy statement discloses the 2006 long-term incentive awards and the specific targets for such awards. As explained in the proxy statement, payouts of the 2006 long-term incentive awards will be based on the Company’s performance relative to such targets during the three-year period ending December 31, 2008. The 2007 targets for the 2007 annual awards did not affect in any manner the payout of the 2006 annual awards or the performance of the 2006 annual targets that were reported in the 2007 proxy statement. Similarly, the targets for the 2007 long-term incentive awards will not affect in any manner the payout of the 2006 long-term awards or the performance of the three-year targets set for such awards that were reported in the 2007 proxy statement. Moreover, as explained on page 17 of the 2007 proxy statement, “In setting the executive compensation for any given year, the Committee historically (including 2006) has not looked to compensation earned by executives in prior years, including specifically amounts realized from grants in prior years of annual incentive awards or long-term incentive awards.” As is evident from that statement, compensation determinations for each year are made independently and are not affected by grants in other years.

Instruction 2 to Item 402(b) requires actions subsequent to year end to be disclosed if the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken subsequent to year-end would affect a fair understanding of the compensation for the prior year. Subsequent to December 31, 2006, the Company did not adopt or implement any new or modified programs and policies and did not make any decisions or take any steps that would affect a fair understanding of the 2006 compensation reported in its 2007 proxy statement. Therefore, the 2007 targets were not material to an understanding of 2006 compensation disclosure, particularly since neither the 2007 annual or long-term grants nor any other elements of 2007 compensation were disclosed or were required to be disclosed in the 2007 proxy statement.

If you have any questions regarding these responses, please contact the undersigned at 405-553-3984.

Very truly yours,

/s/ James R. Hatfield

James R. Hatfield

Senior Vice President and

Chief Financial Officer

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